ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

     1401 H St. NW Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")			Bond Number
	The Vanguard Group, Inc.		87117114B

Principal Office:	The Vanguard Group, Inc.	Mailing Address:	The Vanguard Group, Inc.
	100 Vanguard Blvd.		100 Vanguard Blvd.
	Malvern, PA 19355		Malvern, PA 19355

Item 2.	Bond Period: from 12:01 a.m. on August 1, 2014 , to 12:01 a.m. on August 1, 2015 or
	the earlier effective date of the termination of this Bond, standard time at the Principal Office as to
	each of said dates.
Item 3.	Limit of Liability--
	Subject to Sections 9, 10, and 12 hereof:
			LIMJTOF	DEDUCTIBLE
			LIABILITY	AMOUNT
	Insuring Agreement A-	FIDELITY	$400,000,000	$1 ,000,000
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$400,000,000	$1,000,000
	Insuring Agreement D-	IN TRANSIT	$400,000,000	$1 ,000,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$400,000,000	$1 ,000,000
	Insuring Agreement F-	SECURITIES	$400,000,000	$1 ,000,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$400,000,000	$1,000,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$400,000,000	$1,000,000

If"Not Covered" is inserted opposite any Insuring Agreement above, such Insuring agreement and any reference thereto shall be deemed to be deleted from this Bond.
OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
Insuring Agreement J-	COMPUTER SECURITY	$400,000,000	$1,000,000

Item 4.	Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this
Bond are covered subject to the terms of General Agreement A
Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is
subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16
and of all Riders applicable to this Bond issued during the Bond Period.

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms ofthis bond (including all riders hereto) ("Bond"), to the extent ofthe Limit ofLiability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A. FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or
Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured's offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or
Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an
Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security
Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance,
EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters ofcredit; or (2) other written instructions, requests or applications to the
Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of
Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another
Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course ofbusiness, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any
Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United
States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTffiLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the
Insured or its agent to such person's Fund account, or

(2) any Item of Deposit processed through an automated clearing house which is reversed by a
Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items ofDeposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of
Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of
Deposit for the minimum number of days stated in its Application (as amended from time to time)
before paying any dividend or permitting any withdrawal with respect to such Items ofDeposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item ofDeposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic
Transaction:

(1) is transmitted to the Insured or its agents by vmce over the telephone or by Electronic
Transmission; and

(2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent ofa Fund shareholder or subscriber; and

(3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond
Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic
Transactions; and

EXCLUDING loss resulting from:

(1) the failure to pay for shares attempted to be purchased; or

(2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of
Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission)
accompanied by a signature guarantee; or

(4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic
Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security
Procedures; or

(6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer
System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER--
NOTICE

1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s)
established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the
Bond Period.

2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment ofan additional premium.

B. WARRANTY

No statement made by or on behalf ofthe Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best ofthe knowledge ofthe person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or
Fraudulent Act or Theft which caused the loss; or

2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the
Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an
Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the
Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys ofthe Underwriter's selection. In such event, the
Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense ofsuch legal proceeding.

Ifthe amount ofthe Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or ifa Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the
Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement
C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit ofLiability for the applicable Insuring Agreement.

D. INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term "loss" as used herein shall include an Insured's legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, ofProperty.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A. "Alteration" means the marking, changing or altering in a material way of the terms, meaning or legal effect ofa document with the intent to deceive.

B. "Application" means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. "Computer System" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D. "Counterfeit" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E. "Deductible Amount" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring
Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. "Depository" means any "securities depository'' (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the
Investment Company Act of 1940.

G. "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 ofthe Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain fmancial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. "Electronic Transmission" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the
Internet.

I. "Employee" means:

(1) each officer, director, trustee, partner or employee ofthe Insured, and

(2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase ofassets or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm ofsuch attorney while performing services for the Insured, and

(4) each student who is an authorized intern ofthe Insured, while in any ofthe Insured's offices, and

(5) each officer, director, trustee, partner or employee of

(a) an investment adviser,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting recordkeeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property ofthe Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an
"affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an
Investment Company named as Insured or of the adviser or underwriter of such Investment
Company, or (y) which is a "Bank" (as defmed in Section 2(a) ofthe Investment Company Act of
1940), and

(6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office ofthe Insured, and

(7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,
(b) any nominee in whose name is registered any Security included in the systems for the cen-
tral handling of securities established and maintained by any Depository, and

(c) any recognized service company which provides clerks or other personnel to any Deposito-
ry or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the opera-
tion of systems for the central handling of securities, and

(9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the
Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an
In-House Plan).

Each employer oftemporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes ofthis Bond.

Brokers, agents, independent contractors, or representatives ofthe same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. "Exchange" means any national securities exchange registered under the Securities Exchange Act of
1934.

K. "Forgery" means the physical signing on a document ofthe name ofanother person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless ofsuch individual's authority, capacity or purpose.

L. "Items ofDeposit" means one or more checks or drafts.

M. "Investment Company" or "Fund" means an investment company registered under the Investment
Company Act of 1940.

N. "Limit of Liability" means, with respect to any Insuring Agreement, the limit of liability of the
Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading
"Limit ofLiability" in Item 3 ofthe Declarations or in any Rider for such Insuring Agreement.

0. "Mysterious Disappearance" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. "Non-Fund" means any corporation, business trust, partnership, trust or other entity which is not an
Investment Company.

Q. "Phone/Electronic Transaction Security Procedures" means security procedures for Phone/
Electronic Transactions as provided in writing to the Underwriter.

R. "Phone/Electronic Transaction" means any (1) redemption of shares issued by an Investment
Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another
Fund in the same complex pursuant to exchange privileges ofthe two Funds, or (4) purchase ofshares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S. "Property" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, fmancial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature ofthe foregoing (but excluding all data processing records), (1) in which the
Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor's declared financial condition at the time ofthe Insured's consolidation or merger with, or purchase ofthe principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T. "Securities" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills ofexchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters ofcredit.

U. "Security Company" means an entity which provides or purports to provide the transport ofProperty by secure means, including, without limitation, by use ofarmored vehicles or guards·.

V. "Self Regulatory Organization" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. "Shareholder of Record" means the record owner ofshares issued by an Investment Company or, in the case ofjoint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X. "Single Loss" means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or

(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1)
through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above ofany other person shall be deemed to be the acts of such other person for purposes ofthis subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. "Telefacsimile" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means ofsignals transmitted over telephone lines or over the Internet.

Z. "Theft" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under fusuring Agreement D, and when such transit was initiated, the fusured or any person initiating such transit on the fusured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time ofpeace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects ofany ofthe foregoing.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member ofthe Board ofDirectors or any equivalent body ofthe fusured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the fusured or any ofits partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under fusuring Agreement A, E or F.

E. Loss resulting from any violation by the fusured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, fuvestment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under fusuring Agreement A, E or F.

F. Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the fusured under (1) the fusured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the fusured because ofa loss covered under this Bond, except when covered under fusuring Agreement H.

H. Loss in the form of (1) damages of any type for which the fusured is legally liable, except direct compensatory damages, or (2) taxes, fmes, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender ofProperty away from an office ofthe Insured as a result ofa threat

(1) to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, ifthe Insured had no knowledge of such threat at the time such transit was initiated, or

(2) to do damage to the premises or Property ofthe Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under
Insuring Agreement B.

K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a fmancial institution outside the United States ofAmerica, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or ormss1ons of an
Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an
"accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the
Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

0. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment
Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.1(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry ofdata into, or the deletion or destruction ofdata in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the
Underwriter, the Insured shall execute all assignments or other documents and take such action as the
Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the
Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the
Underwriter's written consent.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proofofloss period ifthe Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proofof loss by a certificate or bond number or by such identification means as the
Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even ifthe loss involves Securities ofwhich duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case ofa legal proceeding to recover hereunder on account ofany judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance
Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the
Insured

(1) becomes aware offacts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details ofloss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery ofsuch loss; except that

(1) the value of any Property replaced by the Insured prior to the payment ofa claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such
Property;

(2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof ifthe loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3) the value ofbooks of accounts or other records used by the Insured in the conduct ofits business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying ofdata furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of
Liability. Ifthe Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all ofthe Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such
Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer ofsuch bond against all loss and expense that it may sustain because ofthe issuance ofsuch bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion ofthe usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions ofthis Bond, subject to the applicable Limit ofLiability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account ofany loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. Ifany recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess ofthe applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of
Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABU,ITY AND TOTAL
LIABll,ITY

Prior to its termination, this Bond shall continue in force up to the Limit ofLiability for each Insuring
Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any
Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABll,ITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this
Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability ofthe Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit ofthe Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit ofLiability ofthis Bond.

SECTION 12. DEDUCTffiLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of
Liability and the other terms ofthis Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any
Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may tenninate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is tenninated as to any Investment Company, to each such
Investment Company tenninated thereby and to the Securities and Exchange Commission,
Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of tennination specified in such notice.

The Insured may tenninate this Bond only by written notice to the Underwriter not less than sixty (60)
days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of tennination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company tenninated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will tenninate as to any Insured that is a Non-Fund immediately and without notice upon
(1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization ofthe Insured, or assignment for the benefit ofcreditors ofthe Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is tenninated by the Insured or pro rata ifthis Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent
Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s)
or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars ofthe detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and
Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of tennination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such tennination and shall pay an additional premium therefor as the Underwriter may reqmre.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator.
Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable
Limit ofLiability, the Deductible Amount and the other terms ofthis Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the
Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records ofthe
Depository in Property involved in such loss, so that each such interest shall share in the Depository's
Recovery in the ratio that the value of each such interest bears to the total value of all such interests;
and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such
Property in excess ofthe amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor ofany Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

Ifmore than one entity is named as the Insured:

A. the total liability ofthe Underwriter hereunder for each Single Loss shall not exceed the Limit of
Liability which would be applicable if there were only one named Insured, regardless of the number ofInsured entities which sustain loss as a result ofsuch Single Loss,

B. the Insured first named in Item 1 ofthe Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other
Insured for such purposes and for the giving or receiving ofany notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured
Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification ofthe terms of the settlement ofeach such claim prior to the execution ofsuch settlement,

C. the Underwriter shall not be responsible or have any liability for the proper application by the
Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this
Bond, and

F. each named Insured shall constitute "the Insured" for all purposes ofthis Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer ofits outstanding voting securities the Insured shall give written notice to the Underwriter of:

A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C. the total number ofoutstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies ofthe Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the
Underwriter's authorized representative. Any Rider which modifies the coverage provided by
Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured
Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to
each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office
ofForeign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.1

INSURED		BOND NUMBER
The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration of the premium charged for this Bond, it is hereby understood and agreed that
Item 1 ofthe Declarations, Narne of Insured, shall include the following:

Vanguard Advisers, Inc.
Vanguard Brokerage Services, a division ofVanguard Marketing Corporation
Vanguard Marketing Corporation
Vanguard Admiral Funds
Vanguard Bond Index Funds
Vanguard California Tax-Free Funds
Vanguard Charlotte Funds
Vanguard Chester Funds
Vanguard CMT Funds
Vanguard Convertible Securities Fund
Vanguard Explorer Fund
Vanguard Fenway Funds
Vanguard Fixed Income Securities Funds
Vanguard Horizon Funds
Vanguard Index Funds
Vanguard Institutional Index Funds
Vanguard International Equity Index Funds
Vanguard Malvern Funds
Vanguard Massachusetts Tax-Exempt Funds
Vanguard Money Market Reserves
Vanguard Montgomery Funds
Vanguard Morgan Growth Fund
Vanguard Municipal Bond Funds
Vanguard New Jersey Tax-Free Funds
Vanguard New York Tax-Free Funds
Vanguard Ohio Tax-Free Funds
Vanguard Pennsylvania Tax-Free Funds
Vanguard Quantitative Funds
Vanguard Scottsdale Funds
Vanguard Specialized Funds
Vanguard STAR Funds

Vanguard Tax-Managed Funds
Vanguard Trustees' Equity Fund
Vanguard Valley Forge Funds
Vanguard Variable Insurance Funds
Vanguard Wellesley Income Fund
Vanguard Wellington Fund
Vanguard Whitehall Funds
Vanguard Windsor Funds
Vanguard World Fund

It is further understood and agreed that each Investment Company named above shall include (1) each and all series thereof existing at the effective date of this rider; and (2) subject to the requirements of General Agreement A.2 and Rider No. 10, any series thereof newly created or acquired during the Bond Period.

Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms of this Bond.

RNVl.0-00-117 (7/10)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.2

INSURED		BOND NUMBER
The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration ofthe premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms ofthis Bond, resulting from or in connection with

(1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such
Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2) Investment Advisory Services rendered by a Non-Fund to an investment advisory client of such Non-Fund; or

(3) Personal Financial Planning Services rendered by Vanguard Advisers, Inc. to individual clients pursuant to the Vanguard Personal Financial Planning Service program; or

(4) administrative services rendered by The Vanguard Group, Inc. to contract holders of the Vanguard Variable Annuity Contracts, or to the Transamerica Premier Life
Insurance Company separate account, or to the Transamerica Financial Life
Insurance Company separate account utilized for Vanguard Variable Annuity
Contracts; or

(5) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1), (2), (3) or (4) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1), (2), (3) or (4), above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.

As used herein, "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

It is further understood and agreed that as used herein, "Personal Financial Planning Services" means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV3.1-02-117 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.3

INSURED		BOND NUMBER
The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration ofthe premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms ofthis Bond, resulting from, or in connection with the business of:

(a) the provision of Investment Advisory Services by an Insured to any In-House
Plan; or

(b) the provision of Administrative Services by an Insured to any In-House Plan;

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a) or (b) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss ofProperty which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1) the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf ofthe Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then
Interested Trustees;

(2) custodial services for the safekeeping and custody of securities or other property;

(3) liability of an Insured arising from its status as the employer of employees covered by a
Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits); or

It is further understood and agreed that for purposes ofthis rider:

(1) "Administrative Services" shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2) "Affiliated Entity" means any entity controlling, controlled by, or under common control with an Insured.

(3) "Designated Securities" means securities issued by an Insured, or by any Affiliated
Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4) "Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more ofthe outstanding voting securities of, (i) any Insured (other than such Plan), or (ii)
any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5) "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6) "Plan" means any retirement or employee benefit plan, including any trust relating thereto.

(7) "In-House Plan" means any Plan for employees of an Insured, or for any Affiliated
Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

It is further understood and agreed that with respect to In-House Plans, for purposes ofRider No. 2 of this bond only, an In-House Plan named as an Insured under this bond shall not be deemed to be a Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNl0.0-01 (6/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.4

INSURED		BOND NUMBER
The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN12.0-01 (1 /02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO.5

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration ofthe premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q ofthis Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanmgs:

a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a
Covered Computer System, or any part thereof. An individual who invests in an
Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered
Computer System which:

(1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3) causes (x) Property to be transferred, paid or delivered; or (y) an account of the
Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

e. "Unauthorized Third Party" means any person or entity that, at the time of the
Computer Fraud, is not an Authorized User.

f. "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," ofthis Bond; and

b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c. Any loss resulting from the intentional failure to adhere to one or more Computer
Security Procedures; and

d. Any loss resulting from a Computer Fraud committed by or in collusion with:

(1) any Authorized User (whether a natural person or an entity); or

(2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent ofsuch Related Entity; or

(3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity
("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent ofsuch Employer-Related Entity;

e. Any loss resulting from physical damage to or destruction of any Covered Computer
System, or any part thereof, or any data, data elements or media associated therewith;
and

f. Any loss resulting from Computer Fraud committed by means ofwireless access to any
Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption ofbusiness and extra expense); and

h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business ofthe Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section l.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method ofoperation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 ofthis Bond.

Coverage under this Insuring Agreement shall terminate upon termination ofthis Bond. Cover~ge under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date oftermination specified in such notice; or

(b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms of this Bond.

RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDERN0.6

INSURED		BOND NUMBER
The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

    In the event that one or more Insureds under this Bond and one or more Insureds under ICI Mutual Investment Company Blanket Bond No. 87117214B ("Associated Bond" and, together with this Bond, the "ICI Mutual Bonds") sustain losses that would constitute a Single Loss (assuming, for this purpose, that the ICI Mutual Bonds were deemed to be a single bond), the total liability of the Underwriter for such losses under the ICI Mutual Bonds in combination shall in no event exceed the highest ofthe applicable Limits of Liability for the relevant Insuring Agreement as established under the ICI Mutual Bonds. In no event shall the applicable Limit of Liability of each of the ICI Mutual Bonds be added together or otherwise combined to determine the total liability ofthe Underwriter.

     By way of example, if (1) one or more Insureds were to sustain losses covered under Insuring Agreement A (Fidelity) of this Bond and one or more Insureds under the Associated Bond were to sustain losses covered under Insuring Agreement A (Fidelity) of the Associated Bond, and (2) such losses were caused by one or more Dishonest or Fraudulent Acts committed by the same person, then the total liability of the Underwriter for such losses could in no event exceed Four Hundred Million Dollars ($400,000,000), regardless of the total amount of such losses or how such losses are allocable as between this Bond and the Associated Bond. The foregoing example is included solely for convenience, and shall not itselfbe deemed to be a term or condition ofcoverage.

     Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms ofthis Bond.

RNM 403.0-01-117 (7/14)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO.7

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2013	August 1, 2013 to August 1, 2014

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions in connection with offers or sales of securities issued by an Insured Fund effected by an Employee (a) who is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) who does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Investment Company or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority, and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

It is further understood and agreed that notwithstanding anything to the contrary set forth above in this Rider or in Section 2.M of this Bond, this Bond does not cover loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by any Fund where such offers or sales are made to any employee benefit plan ("Plan"), regardless of whether such Plan is an "accredited investor" as defined in Rule 50l(a) ofRegulation D under the Securities Act of 1933, unless

(1) such Employee is a "sales representative" employed by The Vanguard Group,
Inc.; and

(2) such Employee is communicating only with a person authorized under such Plan to define permissible investments for the Plan; and

(3) such Dishonest or Fraudulent Acts, Theft, or other acts or om1sswns are in connection with such Employee's offer or sale of securities issued by an Insured
Fund; and

(4) such Dishonest or Fraudulent Acts, Theft, or other acts or omissiOns do not involve, and such loss does not arise from, a statement or representation which is not (a) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (b) made as part of a scripted response to a question regarding that Investment Company or such securities, if the script has been filed with, and not objected to by, the
Financial Industry Regulatory Authority, and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated; and

(5) such Employee does not (a) have or exercise any discretionary authority or discretionary control respecting management of a Plan or disposition of Plan assets, (b) render investment advice for a fee or other compensation with respect to any money or other property of a Plan, or (c) perform any discretionary act in the capacity of a trustee, fiduciary or co-fiduciary under any applicable law, including without limitation ERISA and state statutory or common law,

and then only to the extent such loss is otherwise covered by the terms ofthis Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms of this Bond.

RNV26.0-02-117 (7/12)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration ofthe premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1) letter requesting redemption of $50,000 or less payable by check to the shareholder ofrecord and addressed to the address ofrecord; or

(2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account ofrecord; or

(3) written request to a trustee or custodian for a Designated Retirement Account
("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction ofthe Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit ofsuch Owner;

provided, that the Limit ofLiability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 ofthe Declarations shall control.

For purposes ofthis Rider:

(A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms of this Bond.

RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0. 9

INSURED		BOND NUMBER

The Vanguard Group, Inc .		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration ofthe premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1) such Third Party Check is used to open or increase an account which is registered in the name ofone or more ofthe payees on such Third Party Check, and

(2) reasonable efforts are made by the Insured, or by the entity receiving Third Party
Checks on behalf of the Insured, to verify all endorsements on all Third Party
Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance ofa Third Party Check where:

(1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements ofall payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1102)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.10

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies, the estimated annual assets of each Newly Created Investment Company, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition ofsuch Newly Created Investment Company to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company shall mean any Investment Company for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV33 .0-00-117 (1 /02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO.ll

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRSENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement 1), this Bond does not cover any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of the Qualified Transaction Limit (as defined by the Insured and reported to the Underwriter) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(i) the Shareholder of Record verifies, by some method other than an Electronic
Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii)
if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name ofthe intended recipient ofthe proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision ofthis Bond, the Limit ofLiability with respect to any Single Loss caused by an On-Line Transaction shall be Twenty-Five Million Dollars ($25,000,000) and the On-Line Deductible with respect to Insuring Agreement I is One Million Dollars ($1 ,000,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision ofthis Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Twenty-Five Million Dollars ($25,000,000) the Bond Period, irrespective ofthe total amount of such loss or losses.

For purposes ofthis Rider, the following terms shall have the following meanings:

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms of this Bond.

RNV38.0-0l-117 (7/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.12

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations ("Phone/Electronic Deductible") shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1) a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder ofRecord at the address ofrecord; or

(2) a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder ofRecord's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 ofthe Declarations shall control.

For purposes of this Rider, "Phone/Electronic Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, (d) by transmission over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO.l3

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD
August 1, 2014	August 1, 2014 to August 1, 2015

VOICE VERIFICATION AMENDMENT

In consideration for the premium charged for this Bond, it is hereby understood and agreed that Insuring Agreement I. Phone/Electronic Transactions is amended by deleting exclusions (3) and (4) in their entirety and replacing with the following:

"(3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, (ii) in writing (not to include Electronic
Transmission) accompanied by a signature guarantee, or (iii) by voice over the telephone pursuant to the Insured's Voice Verification Security Procedures; or

(4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include
Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption, or (d) by voice over the telephone pursuant to the Insured's Voice Verification Security Procedures; or"

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision ofthis Bond, the Limit of Liability with respect to any Single Loss caused by a Voice Verified Transaction shall be Ten Million Dollars ($10,000,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision ofthis Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by Voice Verified Transactions shall be an aggregate of Ten Million Dollars ($ 10,000,000) for the Bond Period, irrespective ofthe total amount of such loss or losses.

For purposes ofthis Rider, the following terms shall have the following meanings:

1. "Voice Verification Security Procedures" means the Insured's security procedures, as implemented through Vanguard Voice Verification™, for authenticating the identity of individuals purporting to be Fund shareholders or subscribers or authorized agents of
Fund shareholders or subscribers.

2. "Voice Verified Transaction" means any Phone/Electronic Transaction which is requested by voice over the telephone and which is subject to the Insured's Voice
Verification Security Procedures.

Except as above stated, nothing herein shall be held to alter, waive or extend any ofthe terms of this Bond.

RNM400.0-01-117 (8/13)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.14

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the tenns of this Bond.

RNMl0.0-01-117 (2/96)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.15

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2014	August 1, 2014 to August 1, 2015

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "insured losses" resulting from certified "acts of terrorism." (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other msurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "acts of terrorism" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual's "insured losses" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "acts of terrorism." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion ofthe premium that is attributable to any coverage potentially available under the bond for "acts of terrorism" is one percent (1%).

RN53.0-01 (3112)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER N0.16

INSURED		BOND NUMBER

The Vanguard Group, Inc.		87117114B
EFFECTIVE DATE	BOND PERIOD
August 1, 2014	August 1, 2014 to August 1, 2015

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, regarding the Insureds' rights against such Facultative Reinsurer ("Cut Through Agreement"), in substantially the form(s) previously reviewed and agreed to by the Insureds.

It is further understood and agreed that as used in this rider, "Facultative Reinsurer" means any entity providing reinsurance for this Bond to the Underwriter on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Underwriter pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations ofthis Bond other than as above stated.

RNM11.0-00-117 (08/11)